November 7, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Battlers Corp.

      Registration Statement on Form S-1/A

      Filed October 20, 2016

      File No. 333-213393

Ladies and Gentlemen:

This letter sets forth the responses of Battlers Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of November 1, 2016.

General

1. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act. We note that you have minimal assets, limited revenues to date and appear to have limited operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company ́s shares. Throughout the prospectus, discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Response:  The Company wishes to inform the staff of the following business developments, which it believes support its basis for not being deemed a “shell company”. The Company has identified and signed contracts with three customers for its video production services, as follows: Focus on Peristeri ES; Pocket MGZ; and TI TEILS MONOPROSOPI EPE - MARKELLOU D. MARIA. For the nine month period ended September, 2016, the Company has generated revenues of USD $11,836, consisting of $3,065 from Focus on Peristeri ES, $1,388 from Pocket MGZ and $7,383 from TI TEILS MONOPROSOPI EPE - MARKELLOU D. MARIA. As of October 31, 2016, the Company has purchased the following equipment at a total cost of $7,817 to successfully perform its operations: Photo camera PD453; Big screen TV; Final Cut Pro; Steadicam Steadimate 30 with Aero 30 Arm and Zephyr Vest; Sigma 18-35mm f/1,8 DC HSM; Nikkor 50mm f/1,8G and Nikkor 18-135mm f/3,5-5,6. These assets will enable us to produce more creative videos and perform wider services to our existing and future customers. The Company also has signed a lease for one year from September 1, 2016 to August 31, 2017 for 25 square meters of office space located at Delfon 2, Athens 106 80 Greece to manage the Company’s operations, video production and customers meetings. Based on this information, we believe these business activities support the conclusion that we have more than nominal assets, revenues and operations, and, accordingly, we should not be deemed a “shell company”, as defined in Rule 405 under the Securities Act.

September 30, 2016 Unaudited Interim Financial Statements

Note 3 – Summary of Significant Accounting Principles, page 49

Basis of Presentation

2. Please expand the disclosure to state whether the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 of Rule 8-03 of Regulation S- X.

Response:  The disclosure was expanded.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

3. We have reviewed your response to our prior comment 7 and are unable to see the clarification. As such, in the opening line of the first sentence of Exhibit 23.1, please clarify the disclosure as to whether the auditors’ report is dated August 16, 2016 or August 30, 2016 with respect to your June 30, 2016 audited financial statements. We note the auditors’ report on page 34 of the Registration Statement has a date of August 16, 2016. Please revise or advise.

Response: The Consent of Independent Registered Public Accounting Firm was revised.

Item 16. Exhibits, page 55

4. We note your response to our prior comment 6 and reissue in part. Please expand the disclosure in your management’s discussion and analysis to discuss the material terms of the sales contracts.

Response: The disclosure was added.

Very Truly Yours,

Stepan Feodosiadi,

President of Battlers Corp.